Exhibit 99.1

Yalla Group Limited Announces Unaudited Fourth Quarter and Full Year 2024 Financial Results

DUBAI, UAE, March 10, 2025 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial and Operating Highlights

•
Revenues were US$90.8 million in the fourth quarter of 2024, representing an increase of 12.2% from the fourth quarter of 2023.
o
Revenues generated from chatting services in the fourth quarter of 2024 were US$59.8 million.
o
Revenues generated from games services in the fourth quarter of 2024 were US$30.8 million.
•
Net income was US$32.5 million in the fourth quarter of 2024, a 9.7% increase from US$29.7 million in the fourth quarter of 2023. Net margin1 was 35.8% in the fourth quarter of 2024.
•
Non-GAAP net income2 was US$35.7 million in the fourth quarter of 2024, a 6.8% increase from US$33.4 million in the fourth quarter of 2023. Non-GAAP net margin3 was 39.3% in the fourth quarter of 2024.
•
Average MAUs4 increased by 14.4% to 41.4 million in the fourth quarter of 2024 from 36.2 million in the fourth quarter of 2023.
•
The number of paying users5 on our platform increased by 3.2% to 12.3 million in the fourth quarter of 2024 from 11.9 million in the fourth quarter of 2023.

Key Operating Data	For the three months ended
	December 31, 2023	December 31, 2024

Average MAUs (in thousands)	36,237	41,445

Paying users (in thousands)	11,930	12,309

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo, Yalla Parchis, YallaChat, 101 Okey Yalla, WeMuslim and Ludo Royal have been our main mobile applications for the periods presented herein.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free; YallaChat does not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Full Year 2024 Financial Highlights

•
Revenues were US$339.7 million in 2024, representing an increase of 6.5% from 2023.
o
Revenues generated from chatting services in 2024 were US$225.4 million.
o
Revenues generated from games services in 2024 were US$113.6 million.
•
Net income was US$134.2 million in 2024, an 18.7% increase from US$113.1 million in 2023. Net margin was 39.5% in 2024.
•
Non-GAAP net income was US$148.8 million in 2024, a 13.6% increase from US$131.0 million in 2023. Non-GAAP net margin was 43.8% in 2024.

“We delivered robust 2024 results thanks to our unwavering commitment to driving high-quality growth in a rapidly evolving market. Our revenues rose to US$90.8 million for the fourth quarter, reaching a new record high for the second consecutive quarter and once again beating the upper end of our guidance, while bringing our annual revenue to US$339.7 million,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “We also achieved a 14.4% year-over-year increase in average MAUs to 41.4 million and a 3.2% year-over-year increase in our group’s paying users to 12.3 million in the fourth quarter of 2024 by consistently enhancing our user experience and boosting user engagement with content tailored to local culture. Additionally, we have made significant strides in improving our efficiency, evidenced by a 26.0% year-over-year increase in operating income for full year 2024.

“Our ongoing efforts to upgrade our flagship applications and sustain their enduring popularity generated strong results this year. Meanwhile, we continued to invest in Yalla Game and now have two self-developed mid-core games in the testing phase. With our expertise in casual gaming and dedication to gaming innovation and product excellence, we are well positioned to deliver high-quality games and expand our presence in this thriving market. Furthermore, we continued to develop AI algorithm models tailored to local culture, enabling us to serve MENA users more efficiently and providing us with a competitive edge in the region. 2025 marks Yalla Group’s 10th anniversary, a milestone year in which we anticipate seeing the results of our long-term product development efforts. We are excited to embrace new market opportunities and continue driving digital transformation across MENA,” Mr. Yang concluded.

Ms. Karen Hu, CFO of Yalla, commented, “We concluded 2024 with a robust fourth quarter, marked by another record high in revenues and accelerated year-over-year growth of 12.2%, underscoring the ongoing success of our user acquisition and monetization strategies. We also remained focused on enhancing our operational efficiency and optimizing costs, driving significant improvement in our overall operating profitability. Our operating income increased by 29.4% year-over-year to US$30.1 million for the fourth quarter and 26.0% year-over-year to US$121.4 million for the full year. This boosted our full year net income by 18.7% to US$134.2 million. As we move into 2025, we will continue to prioritize high-quality development, focusing on both product innovation and refined operational processes. Supported by our strong financial fundamentals and deep regional expertise, we are poised to drive success and invest in our future development, delivering sustainable growth and value to our stakeholders.”

Fourth Quarter 2024 Financial Results

Revenues

Our revenues were US$90.8 million in the fourth quarter of 2024, a 12.2% increase from US$80.9 million in the fourth quarter of 2023. The increase was primarily driven by our broadening user base and enhanced monetization capability. Our average MAUs increased by 14.4% to 41.4 million in the fourth quarter of 2024 from 36.2 million in the fourth quarter of 2023. Our solid revenue growth was also partially attributable to the substantial increase in the number of paying users, which grew to 12.3 million in the fourth quarter of 2024 from 11.9 million in the fourth quarter of 2023.

In the fourth quarter of 2024, our revenues generated from chatting services were US$59.8 million, and revenues from games services were US$30.8 million.

Costs and expenses

Our total costs and expenses were US$60.7 million in the fourth quarter of 2024, a 5.3% increase from US$57.6 million in the fourth quarter of 2023.

Our cost of revenues was US$31.0 million in the fourth quarter of 2024, a 1.5% increase from US$30.6 million in the same period last year, primarily due to higher commission fees paid to third-party payment platforms as a result of increasing revenues generated, partially offset by a decrease in game art design service fees. Cost of revenues as a percentage of our total revenues decreased to 34.2% in the fourth quarter of 2024 from 37.8% in the fourth quarter of 2023.

Our selling and marketing expenses were US$7.4 million in the fourth quarter of 2024, a 28.5% decrease from US$10.4 million in the same period last year, primarily driven by our more disciplined advertising and promotion approach. Selling and marketing expenses as a percentage of our total revenues decreased to 8.2% in the fourth quarter of 2024 from 12.8% in the fourth quarter of 2023.

Our general and administrative expenses were US$13.1 million in the fourth quarter of 2024, a 15.6% increase from US$11.3 million in the same period last year, primarily due to an increase in incentive compensation. General and administrative expenses as a percentage of our total revenues increased to 14.4% in the fourth quarter of 2024 from 14.0% in the fourth quarter of 2023.

Our technology and product development expenses were US$9.2 million in the fourth quarter of 2024, a 69.6% increase from US$5.4 million in the same period of last year, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased to 10.1% in the fourth quarter of 2024 from 6.7% in the fourth quarter of 2023.

Operating income

Operating income was US$30.1 million in the fourth quarter of 2024, a 29.4% increase from US$23.3 million in the same period last year.

Non-GAAP operating income6

Non-GAAP operating income in the fourth quarter of 2024 was US$33.3 million, a 23.0% increase from US$27.1 million in the same period last year.

Interest income

Interest income was US$7.1 million in the fourth quarter of 2024, compared with US$6.5 million in the fourth quarter of 2023.

Income tax expense

Income tax expense was US$3.4 million in the fourth quarter of 2024, compared with US$0.5 million in the fourth quarter of 2023. The increase was primarily due to an increase in income tax expenses recognized for recognition of deferred tax liabilities for the undistributed retained earnings of consolidated subsidiaries.

Net income

As a result of the foregoing, our net income was US$32.5 million in the fourth quarter of 2024, a 9.7% increase from US$29.7 million in the fourth quarter of 2023.

Non-GAAP net income

Non-GAAP net income in the fourth quarter of 2024 was US$35.7 million, a 6.8% increase from US$33.4 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.20 and US$0.18, respectively, in the fourth quarter of 2024, while basic and diluted earnings per ordinary share were US$0.20 and US$0.17, respectively, in the same period of 2023.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.22 and US$0.20, respectively, in the fourth quarter of 2024, compared with US$0.22 and US$0.19, respectively, in the same period of 2023.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of December 31, 2024, we had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$656.3 million, compared with US$535.7 million as of December 31, 2023.

Full Year 2024 Financial Results

Revenues

Our revenues were US$339.7 million in 2024, a 6.5% increase from US$318.9 million in 2023. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability.

Our revenues generated from chatting services were US$225.4 million in 2024, and our revenues generated from games services were US$113.6 million in 2024.

Costs and expenses

Our total costs and expenses were US$218.3 million in 2024, compared with US$222.5 million in 2023.

Our cost of revenues was US$120.5 million in 2024, a 5.2% increase from US$114.5 million last year, primarily due to higher commission fees paid to third-party payment platforms as a result of increasing revenues generated. Cost of revenues as a percentage of our total revenues decreased to 35.5% in 2024 from 35.9% in 2023.

Our selling and marketing expenses were US$31.3 million in 2024, a 30.9% decrease from US$45.4 million in 2023, primarily driven by our more disciplined advertising and promotion approach. Selling and marketing expenses as a percentage of our total revenues decreased to 9.2% in 2024 from 14.2% in 2023.

Our general and administrative expenses were US$37.4 million in 2024, a 1.7% increase from US$36.8 million in 2023. General and administrative expenses as a percentage of our total revenues decreased to 11.0% in 2024 from 11.5% in 2023.

Our technology and product development expenses were US$29.0 million in 2024, a 12.5% increase from US$25.8 million in 2023, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased to 8.5% in 2024 from 8.1% in 2023.

Operating income

Operating income was US$121.4 million in 2024, a 26.0% increase from US$96.4 million in 2023.

Non-GAAP operating income

Non-GAAP operating income in 2024 was US$136.1 million, a 19.1% increase from US$114.3 million in 2023.

Interest income

Our interest income was US$28.7 million in 2024, compared with US$19.8 million in 2023, primarily due to the increased position of cash and cash equivalents and increased investments in wealth management products.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Income tax expense

Our income tax expense was US$13.9 million in 2024, compared with US$2.7 million in 2023. The increase was primarily due to the introduction and implementation of the UAE Corporate Tax Law, which is effective for the financial years starting on or after June 1, 2023.

Net income

Our net income was US$134.2 million in 2024, an 18.7% increase from US$113.1 million in 2023.

Non-GAAP net income

Non-GAAP net income in 2024 was US$148.8 million, a 13.6% increase from US$131.0 million in 2023.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.85 and US$0.74, respectively, in 2024, compared with US$0.74 and US$0.65, respectively, in 2023.

Non-GAAP earnings per ordinary share

Non-GAAP basic and diluted earnings per ordinary share were US$0.94 and US$0.82, respectively, in 2024, compared with US$0.85 and US$0.74, respectively, in 2023.

Extension of the share repurchase program

Our board of directors has approved an extension of the expiration date of the share repurchase program to May 21, 2026 for the Company’s share repurchase program beginning on May 21, 2021. Pursuant to the Company’s share repurchase program, in the fourth quarter of 2024, the Company repurchased 1,595,879 American depositary shares (“ADSs”), representing 1,595,879 Class A ordinary shares from the open market with cash for an aggregate amount of approximately US$6.9 million. Cumulatively, the Company had completed cash repurchases in the open market of 7,305,138 ADSs, representing 7,305,138 Class A ordinary shares, for an aggregate amount of approximately US$49.4 million, as of December 31, 2024. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$100.6 million as of December 31, 2024.

Outlook

For the first quarter of 2025, Yalla currently expects revenues to be between US$75.0 million and US$82.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, March 10, 2025, at 8:00 PM U.S. Eastern Time, which is Tuesday, March 11, 2025, at 4:00 AM Dubai Time, or Tuesday, March 11, 2025, at 8:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	6915264

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until March 17, 2025, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	9444173

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2023	December 31, 2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	311,883,463	488,379,894
Restricted cash	423,567	1,975,616
Term deposits	213,105,501	94,983,813
Short-term investments	10,282,329	70,932,713
Amounts due from a related party	109,507	—
Prepayments and other current assets	33,340,602	35,429,988
Total current assets	569,144,969	691,702,024
Non-current assets
Property and equipment, net	1,583,604	13,962,393
Intangible asset, net	1,133,715	896,005
Operating lease right-of-use assets	2,382,026	1,370,914
Long-term investments	51,692,218	93,698,924
Other assets	13,015,729	—
Total non-current assets	69,807,292	109,928,236
Total assets	638,952,261	801,630,260

LIABILITIES
Current liabilities
Accounts payable	928,055	957,717
Deferred revenue	46,558,571	58,081,649
Operating lease liabilities, current	1,153,691	1,012,481
Amounts due to a related party	—	87,156
Income taxes payable	929,661	9,117,261
Accrued expenses and other current liabilities	25,765,338	32,404,872
Total current liabilities	75,335,316	101,661,136
Non-current liabilities
Operating lease liabilities, non-current	949,970	13,495
Deferred tax liabilities	—	2,148,022
Total non-current liabilities	949,970	2,161,517
Total liabilities	76,285,286	103,822,653

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,778	14,064
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	313,306,523	328,883,061
Treasury stock	(35,527,305)	(49,438,661)
Accumulated other comprehensive loss	(2,341,740)	(3,016,579)
Retained earnings	292,223,525	427,907,766
Total shareholders’ equity of Yalla Group Limited	567,677,254	704,352,124
Non-controlling interests	(5,010,279)	(6,544,517)
Total equity	562,666,975	697,807,607
Total liabilities and equity	638,952,261	801,630,260

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
	US$	US$	US$	US$	US$
Revenues	80,925,228	88,922,031	90,827,754	318,877,564	339,675,845
Costs and expenses
Cost of revenues	(30,571,656)	(31,830,126)	(31,044,004)	(114,527,174)	(120,471,064)
Selling and marketing expenses	(10,356,555)	(7,352,820)	(7,403,643)	(45,382,752)	(31,347,919)
General and administrative expenses	(11,300,036)	(10,133,394)	(13,066,301)	(36,808,454)	(37,424,491)
Technology and product development expenses	(5,411,303)	(7,108,024)	(9,178,864)	(25,804,995)	(29,030,758)
Total costs and expenses	(57,639,550)	(56,424,364)	(60,692,812)	(222,523,375)	(218,274,232)
Operating income	23,285,678	32,497,667	30,134,942	96,354,189	121,401,613
Interest income	6,479,095	7,829,223	7,101,823	19,833,520	28,673,905
Government grants	154,908	7,603	360,194	337,355	800,160
Investment income (loss)	271,566	133,606	(1,711,657)	1,728,308	(2,805,945)
Impairment loss of investments	—	—	—	(2,509,480)	—
Income before income taxes	30,191,247	40,468,099	35,885,302	115,743,892	148,069,733
Income tax expense	(539,276)	(1,287,156)	(3,354,580)	(2,685,456)	(13,918,526)
Net income	29,651,971	39,180,943	32,530,722	113,058,436	134,151,207
Net loss attributable to non-controlling interests	1,533,491	673,856	60,763	4,284,341	1,533,034
Net income attributable to Yalla Group Limited’s shareholders	31,185,462	39,854,799	32,591,485	117,342,777	135,684,241
Earnings per ordinary share
——Basic	0.20	0.25	0.20	0.74	0.85
——Diluted	0.17	0.22	0.18	0.65	0.74
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	159,656,332	160,944,036	159,672,548	159,264,843	160,429,693
——Diluted	182,819,044	183,354,110	182,474,460	181,800,240	183,156,324

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
	US$	US$	US$	US$	US$
Cost of revenues	1,479,600	1,867,294	1,582,874	4,061,122	7,220,748
Selling and marketing expenses	692,727	261,825	179,964	3,210,434	1,822,939
General and administrative expenses	1,417,835	1,114,753	1,236,586	9,539,356	5,005,853
Technology and product development expenses	198,803	187,205	173,063	1,118,930	642,197
Total share-based compensation expenses	3,788,965	3,431,077	3,172,487	17,929,842	14,691,737

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
	US$	US$	US$	US$	US$
Operating income	23,285,678	32,497,667	30,134,942	96,354,189	121,401,613
Share-based compensation expenses	3,788,965	3,431,077	3,172,487	17,929,842	14,691,737
Non-GAAP operating income	27,074,643	35,928,744	33,307,429	114,284,031	136,093,350

Net income	29,651,971	39,180,943	32,530,722	113,058,436	134,151,207
Share-based compensation expenses, net of tax effect of nil	3,788,965	3,431,077	3,172,487	17,929,842	14,691,737
Non-GAAP net income	33,440,936	42,612,020	35,703,209	130,988,278	148,842,944

Net income attributable to Yalla Group Limited’s shareholders	31,185,462	39,854,799	32,591,485	117,342,777	135,684,241
Share-based compensation expenses, net of tax effect of nil	3,788,965	3,431,077	3,172,487	17,929,842	14,691,737
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	34,974,427	43,285,876	35,763,972	135,272,619	150,375,978

Non-GAAP earnings per ordinary share
——Basic	0.22	0.27	0.22	0.85	0.94
——Diluted	0.19	0.24	0.20	0.74	0.82
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	159,656,332	160,944,036	159,672,548	159,264,843	160,429,693
——Diluted	182,819,044	183,354,110	182,474,460	181,800,240	183,156,324